EX.99.CODE ETH

MATRIX ADVISORS VALUE FUND, INC.

MATRIX ADVISORS FUNDS TRUST

Wrapper to Adviser Code of Ethics

Matrix Advisors Value Fund, Inc. and Matrix Advisors Funds Trust, on behalf of each of their series (each a “Fund” and collectively, the “Funds”), hereby adopt as their own the annexed Code of Ethics (the “Code”) of their investment adviser, Matrix Asset Advisors, Inc. (the “Adviser”), with the following changes:

1.	Definitions.

(a) “Access Person” means any Advisory Person of a Fund. All of a Fund’s directors, officers and general partners are presumed to be Access Persons of the Fund.

(b) “Advisory Person” means (i) any director, officer, general partner or employee of the Fund or of any company in a control relationship to the Fund, who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Covered Securities by the Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (ii) any natural person in a control relationship to the Fund who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of Covered Securities by the Fund.

(c) “Access Persons” with respect to a Fund under the Code shall not include any individual who is required to file reports under the attached Code for the Adviser.

(d) Any director of a Fund who is not an “interested person” of the Fund within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 (“disinterested director”) shall not be deemed to be an “Access Person” as that term is used in the Code, except for purposes of Sections IV and V of the Code.

(e) “Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.

(f) “Automatic MAVF and MADFX Investment Program” means a program in which regular, periodic purchases (or withdrawals) are made automatically in the securities MAVF and MADFX in (or from) investment accounts in accordance with a predetermined schedule and allocation.

(g) “Covered Securities” means a security as defined in section 2(a)(9) of the Investment Company Act of 1940, except that it does not include (i) direct obligations of the Government of the United States; Banker’s acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instruments, including repurchase agreements; shares issued by open-end funds and Exchange Traded Funds (ETFs).

(h) The term “Covered Securities” in connection with the reporting requirements of the disinterested directors set forth below shall not include mutual funds advised and sub-advised by the Adviser, as defined in Section IV of the Code.

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(i) The “Chief Compliance Officer” for purposes of the Funds’ Code shall be Ms. Jacqueline Mandel.

2.	Pre-Clearance Requirements for Disinterested Directors

(a) A disinterested director of the Fund must pre-clear a transaction in a Covered Security. The pre-clearance request may be in the form of a verbal or email request to David A. Katz or the Chief Compliance Officer. A transaction in a Covered Security may be approved as long as the Fund is not trading the subject security on the requested trade date. A disinterested director of a Fund is subject to a one-day blackout period for securities being traded by the Fund. This one-day blackout period does not apply to securities being traded by other Matrix client accounts.

3.	Reporting Requirements for Disinterested Directors.

(a) A disinterested director of a Fund must report a transaction in a Covered Security in a quarterly transaction report. The form of quarterly transaction report is set forth on Exhibit A. A disinterested director need not report any transactions effected for Covered Securities held in any account over which the person has no direct or indirect influence or control. Disinterested directors are not subject to the requirements relating to Initial or Annual Holdings Reports or any of the other requirements set forth in Section IV of the Code, except for the quarterly transaction reports described above. Disinterested directors should complete and return a quarterly transaction report even when there are no transactions to report.

(b) The Chief Compliance Officer, or her designee, will identify all “Access Persons” who are under a duty to make reports under the Funds’ Code and will inform these persons of such duty.

4.	Administration of the Code of Ethics.

(a) General Rule

The Funds must use reasonable diligence and institute procedures reasonably necessary to prevent violations of the Code.

(b) Written Report to Board of Directors

No less frequently than annually, the Funds must furnish to their board of directors, and the board of directors must consider, a written report that:

(1)	Describes any issues arising under the Code or procedures since the last report to the board of directors, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and
(2)	Certifies that each Fund has adopted procedures reasonably necessary to prevent access persons from violating the Code.
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(c) Sanctions. A sanction, if any, to be imposed on a disinterested director may be imposed not by the Adviser but rather by a majority of the other, uninvolved directors of the Fund.

Amended: March 12, 2025

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